SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)

BROWN-FORMAN CORPORATION

(Name of issuer)

Class A Common Stock

(Title of class of securities)

115637-10-0

(CUSIP number)

November 25, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 115637-10-0

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Owsley Brown Frazier
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 415,514
(6) Shared voting power 5,653,921
(7) Sole dispositive power 415,514
(8) Shared dispositive power 5,653,921
(9)	Aggregate amount beneficially owned by each reporting person 6,069,435
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 10.8%
(12)	Type of reporting person (see instructions) IN

CUSIP No. 115637-10-0

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Laura L. Frazier
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 147,049
(6) Shared voting power 5,657,161
(7) Sole dispositive power 147,049
(8) Shared dispositive power 5,657,161
(9)	Aggregate amount beneficially owned by each reporting person 5,804,210
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 10.3%
(12)	Type of reporting person (see instructions) IN

CUSIP No. 115637-10-0

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Catherine Amelia Frazier Joy
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 164,440
(6) Shared voting power 5,705,995
(7) Sole dispositive power 164,440
(8) Shared dispositive power 5,705,995
(9)	Aggregate amount beneficially owned by each reporting person 5,870,435
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 10.4%
(12)	Type of reporting person (see instructions) IN

CUSIP No. 115637-10-0

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Owsley Brown Frazier 2011 Irrevocable Trust Agreement #1 dated November 25, 2011, Laura L. Frazier, Trustee
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 5,653,921
(7) Sole dispositive power 0
(8) Shared dispositive power 5,653,921
(9)	Aggregate amount beneficially owned by each reporting person 5,653,921
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 10.0%
(12)	Type of reporting person (see instructions) OO*

*	The Reporting Person is a trust established under the laws of Kentucky.

CUSIP No. 115637-10-0

(1)

Names of reporting persons

I.R.S. Identification Nos. of above persons (entities only)

The Amelia Brown Frazier Trust U/A dated April 13, 1961 for the Benefit of Owsley Brown Frazier, The Glenview Trust Company, Trustee

(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 5,653,921
(7) Sole dispositive power 0
(8) Shared dispositive power 5,653,921
(9)	Aggregate amount beneficially owned by each reporting person 5,653,921
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 10.0%
(12)	Type of reporting person (see instructions) OO*

*	The Reporting Person is a trust established under the laws of Kentucky.

Item 1(a) and 1(b).     Name of Issuer and Address of Issuer’s Principal Executive Offices:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky 40210

Item 2(a).     Names of persons filing:

The persons reporting on this Schedule 13G are Owsley Brown Frazier, Laura L. Frazier, Catherine Amelia Frazier Joy, Owsley Brown Frazier 2011 Irrevocable Trust Agreement #1 dated November 25, 2011, Laura L. Frazier, Trustee, and The Amelia Brown Frazier Trust U/A dated April 13, 1961, for the Benefit of Owsley Brown Frazier, The Glenview Trust Company, Trustee.

Item 2(b).     Address of principal business office or, if none, residence:

Principal Business Address of Owsley Brown Frazier:	5224 Avish Lane Harrods Creek, Kentucky 40027

Principal Business Address of Laura L. Frazier:	731 E. Main Street Louisville, Kentucky 40202

Principal Business Address of Catherine Amelia Frazier Joy:	P.O. Box 640 Goshen, Kentucky 40026

Principal Business Address of Owsley Brown Frazier 2011 Irrevocable Trust Agreement #1 dated November 25, 2011, Laura L. Frazier, Trustee	731 E. Main Street Louisville, Kentucky 40202

Principal Business Address of The Amelia Brown Frazier Trust U/A dated April 13, 1961, for the benefit of Owsley Brown Frazier, Glenview Trust Company, Trustee:	4969 U.S. Highway 42, Suite 2000 Louisville, Kentucky 40222

Item 2(c).     Citizenship: Each of the individual Reporting Persons is a U.S. citizen. Each of the trusts is domiciled in Kentucky.

Item 2(d).     Title of class of securities: Brown-Forman Corporation Class A Common Stock

Item 2(e).     CUSIP No.: 0115637-10-0

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

The Class A Common Stock beneficially owned by each reporting person as of December 31, 2010 is as follows:

Reporting Person	Number of Shares Owned
Owsley Brown Frazier:	Beneficially Owned:	6,069,435
	Percent of Class:	10.8%
	Sole Voting Power:	415,514
	Shared Voting Power:	5,653,921
	Sole Dispositive Power:	415,514
	Shared Dispositive Power:	5,653,921

Laura L. Frazier:	Beneficially Owned:	5,804,210
	Percent of Class:	10.3%
	Sole Voting Power:	147,049
	Shared Voting Power:	5,657,161
	Sole Dispositive Power:	147,049
	Shared Dispositive Power:	5,657,161

Catherine Amelia Frazier Joy:	Beneficially Owned:	5,870,435
	Percent of Class:	10.4%
	Sole Voting Power:	164,440
	Shared Voting Power:	5,705,995
	Sole Dispositive Power:	164,440
	Shared Dispositive Power:	5,705,995

Owsley Brown Frazier	Beneficially Owned:	5,653,921
2011 Irrevocable Trust Agreement #1	Percent of Class:	10.0%
Dated November 25, 2011,	Sole Voting Power:	0
Laura L. Frazier, Trustee	Shared Voting Power:	5,653,921
	Sole Dispositive Power:	0
	Shared Dispositive Power:	5,653,921

The Amelia Brown Frazier Trust U/A	Beneficially Owned:	5,653,921
Dated April 13, 1961, for the benefit	Percent of Class:	10.0%
Of Owsley Brown Frazier, the	Sole Voting Power:	0
Glenview Trust Company as Trustee	Shared Voting Power:	5,653,921
	Sole Dispositive Power:	0
	Shared Dispositive Power:	5,653,921

This amendment to Schedule 13G is filed to report (1) the termination of the Owsley Brown Trust under Will Dated March 1, 1948, as modified by Codicils (Owsley Brown Frazier Share), which results in such trust’s departure from the group described in this Schedule 13G; and (2) the addition of the Owsley Brown Frazier 2011 Irrevocable Trust Agreement #1 dated November 25, 2011 to the group. Owsley Brown Frazier, Laura L. Frazier, Catherine Amelia Frazier Joy, The Amelia Brown Frazier Trust U/A dated April 13, 1961 for the benefit of Owsley Brown Frazier, and Owsley Brown Frazier 2011 Irrevocable Trust Agreement #1 dated November 25, 2011, Laura L. Frazier, Trustee, have agreed in principle to act together, through the formation of Avish Agincourt, LLC, for the purpose of voting and holding equity securities of the Issuer. Therefore, for purposes of this Schedule 13G, each may be deemed to have acquired beneficial ownership of the equity securities of the Issuer beneficially owned by each of the other Reporting Persons. As of November 25, 2011, the aggregate beneficial ownership of the undersigned Reporting Persons is 6,436,238 shares of Class A Common Stock, or 11.4% of the issued and outstanding Class A Common Stock of the issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [            ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Each of the undersigned is a party to the Operating Agreement of Avish Agincourt, LLC, a Delaware limited liability company (the LLC), for the purpose of voting and holding equity securities of the Issuer. The LLC holds in the aggregate 5,653,921 shares (LLC Shares), or 10.0%, of the issued and outstanding Class A Common Stock of the Issuer. The LLC has the right to receive the dividends and the proceeds of sale from the LLC Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

See Item 2.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2011

/s/ Holli H. Lewis
Owsley Brown Frazier, by Holli H. Lewis, Attorney-in-Fact, pursuant to Power of Attorney dated May 17, 2007

/s/ Holli H. Lewis
Catherine Amelia Frazier Joy, by Holli H. Lewis, Attorney-in-Fact, pursuant to Power of Attorney dated June 11, 2007

/s/ Holli H. Lewis
Laura L. Frazier, by Holli H. Lewis, Attorney-in-Fact, pursuant to Power of Attorney dated May 22, 2007

By:	/s/ Holli H. Lewis
Owsley Brown Frazier 2011 Irrevocable Trust Agreement #1 dated November 25, 2011, Laura L. Frazier, Trustee, by Holli H. Lewis, Attorney-in-Fact, pursuant to Power of Attorney dated December 5, 2011

By:	/s/ Holli H. Lewis

The Amelia Brown Frazier Trust U/A dated

April 13, 1961, for the Benefit of Owsley

Brown Frazier, The Glenview Trust

Company, Trustee, by Holli H. Lewis,

Attorney-in-Fact, pursuant to Power of Attorney

dated June 13, 2007

AGREEMENT AMONG REPORTING PERSONS

The undersigned hereby agree as follows:

1. Each of them is individually eligible to use the Schedule 13G, as amended, to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

2. Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: December 6, 2011

/s/ Holli H. Lewis
Owsley Brown Frazier, by Holli H. Lewis, Attorney-in-Fact, pursuant to Power of Attorney dated May 17, 2007

/s/ Holli H. Lewis
Catherine Amelia Frazier Joy, by Holli H. Lewis, Attorney-in-Fact, pursuant to Power of Attorney dated June 11, 2007

/s/ Holli H. Lewis
Laura L. Frazier, by Holli H. Lewis, Attorney-in-Fact, pursuant to Power of Attorney dated May 22, 2007

By:	/s/ Holli H. Lewis
Owsley Brown Frazier 2011 Irrevocable Trust Agreement #1 dated November 25, 2011, Laura L. Frazier, Trustee, by Holli H. Lewis, Attorney-in-Fact, pursuant to Power of Attorney dated December 5, 2011

By:	/s/ Holli H. Lewis

The Amelia Brown Frazier Trust U/A dated

April 13, 1961, for the Benefit of Owsley

Brown Frazier, The Glenview Trust

Company, Trustee, by Holli H. Lewis,

Attorney-in-Fact, pursuant to Power of Attorney

dated June 13, 2007

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Nelea A. Absher, Holli H. Lewis, Diane M. Barhorst, and Laura H. Pulliam, signing singly, the undersigned’s true and lawful attorney-in-fact to:

1.	prepare, execute and file, for and on behalf of the undersigned, Form ID, Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder, and Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder;
2.	do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare and execute any such Form 3, 4 or 5 (including amendments thereto) or Schedule 13D or 13G (including amendments thereto) and timely file that Form or Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority, and provide a copy as required by law or advisable to such persons as the attorney-in-fact deems appropriate; and
3.	take any other action of any type whatsoever in connection with the foregoing that, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming, nor is Brown-Forman Corporation (the “Corporation”) assuming, (i) any of the undersigned’s responsibilities to comply with Section 16 or Sections 13(d) or 13(g) of the Act or (ii) any liability of the undersigned for failure to comply with such requirements. This Power of Attorney does not relieve the undersigned from the undersigned’s obligations to comply with the requirements of the Act, including without limitation the reporting requirements under Section 16 or Sections 13(d) or 13(g) thereunder. The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by or at the direction of the undersigned to the attorney-in-fact.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 and Schedules 13D and 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys in fact. This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 5th day of December, 2011.

The Owsley Brown Frazier 2011 Irrevocable Trust

#1 dated November 25, 2011

/s/ Laura L. Frazier

By: Laura L. Frazier, Trustee

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Nelea A. Absher, Holli H. Lewis, Diane M. Barhorst, and Laura H. Pulliam, signing singly, the undersigned’s true and lawful attorney-in-fact to:

1.	prepare, execute and file, for and on behalf of the undersigned, Form ID, Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder, and Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder;

2.	do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare and execute any such Form 3, 4 or 5 (including amendments thereto) or Schedule 13D or 13G (including amendments thereto) and timely file that Form or Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority, and provide a copy as required by law or advisable to such persons as the attorney-in-fact deems appropriate; and

3.	take any other action of any type whatsoever in connection with the foregoing that, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming, nor is Brown-Forman Corporation (the “Corporation”) assuming, (i) any of the undersigned’s responsibilities to comply with Section 16 or Sections 13(d) or 13(g) of the Act or (ii) any liability of the undersigned for failure to comply with such requirements. This Power of Attorney does not relieve the undersigned from the undersigned’s obligations to comply with the requirements of the Act, including without limitation the reporting requirements under Section 16 or Sections 13(d) or 13(g) thereunder. The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by or at the direction of the undersigned to the attorney-in-fact.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 and Schedules 13D and 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys in fact. This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted. This Power of Attorney may be signed in counterparts.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 13th day of June, 2007.

AMELIA BROWN FRAZIER TRUST UNDER AGREEMENT F/B/O OWSLEY BROWN FRAZIER

By: The Glenview Trust Company, Trustee

By: /s/ Tawana Edwards

Tawana Edwards, Principal

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Nelea A. Absher, Holli H. Lewis, Diane M. Barhorst, and Laura H. Pulliam, signing singly, the undersigned’s true and lawful attorney-in-fact to:

1.	prepare, execute and file, for and on behalf of the undersigned, Form ID, Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder, and Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder;

2.	do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare and execute any such Form 3, 4 or 5 (including amendments thereto) or Schedule 13D or 13G (including amendments thereto) and timely file that Form or Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority, and provide a copy as required by law or advisable to such persons as the attorney-in-fact deems appropriate; and

3.	take any other action of any type whatsoever in connection with the foregoing that, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming, nor is Brown-Forman Corporation (the “Corporation”) assuming, (i) any of the undersigned’s responsibilities to comply with Section 16 or Sections 13(d) or 13(g) of the Act or (ii) any liability of the undersigned for failure to comply with such requirements. This Power of Attorney does not relieve the undersigned from the undersigned’s obligations to comply with the requirements of the Act, including without limitation the reporting requirements under Section 16 or Sections 13(d) or 13(g) thereunder. The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by or at the direction of the undersigned to the attorney-in-fact.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 and Schedules 13D and 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys in fact. This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted. This Power of Attorney may be signed in counterparts.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 17th day of May, 2007.

/s/ Owsley Brown Frazier

OWSLEY BROWN FRAZIER

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Nelea A. Absher, Holli H. Lewis, Diane M. Barhorst, and Laura H. Pulliam, signing singly, the undersigned’s true and lawful attorney-in-fact to:

1.	prepare, execute and file, for and on behalf of the undersigned, Form ID, Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder, and Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder;

2.	do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare and execute any such Form 3, 4 or 5 (including amendments thereto) or Schedule 13D or 13G (including amendments thereto) and timely file that Form or Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority, and provide a copy as required by law or advisable to such persons as the attorney-in-fact deems appropriate; and

3.	take any other action of any type whatsoever in connection with the foregoing that, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming, nor is Brown-Forman Corporation (the “Corporation”) assuming, (i) any of the undersigned’s responsibilities to comply with Section 16 or Sections 13(d) or 13(g) of the Act or (ii) any liability of the undersigned for failure to comply with such requirements. This Power of Attorney does not relieve the undersigned from the undersigned’s obligations to comply with the requirements of the Act, including without limitation the reporting requirements under Section 16 or Sections 13(d) or 13(g) thereunder. The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by or at the direction of the undersigned to the attorney-in-fact.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 and Schedules 13D and 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys in fact. This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted. This Power of Attorney may be signed in counterparts.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 22nd day of May, 2007.

/s/ Laura L. Frazier

LAURA L. FRAZIER

POWER OF ATTORNEY

The undersigned does hereby constitute and appoint each of Nelea A. Absher, Holli H. Lewis, Diane M. Barhorst, and Laura H. Pulliam, signing singly, the undersigned’s true and lawful attorney-in-fact to:

1.	prepare, execute and file, for and on behalf of the undersigned, Form ID, Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Act”) and the rules thereunder, and Schedules 13D and 13G (including amendments thereto) in accordance with Sections 13(d) and 13(g) of the Act and the rules thereunder;

2.	do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to prepare and execute any such Form 3, 4 or 5 (including amendments thereto) or Schedule 13D or 13G (including amendments thereto) and timely file that Form or Schedule with the United States Securities and Exchange Commission and any stock exchange or similar authority, and provide a copy as required by law or advisable to such persons as the attorney-in-fact deems appropriate; and

3.	take any other action of any type whatsoever in connection with the foregoing that, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming, nor is Brown-Forman Corporation (the “Corporation”) assuming, (i) any of the undersigned’s responsibilities to comply with Section 16 or Sections 13(d) or 13(g) of the Act or (ii) any liability of the undersigned for failure to comply with such requirements. This Power of Attorney does not relieve the undersigned from the undersigned’s obligations to comply with the requirements of the Act, including without limitation the reporting requirements under Section 16 or Sections 13(d) or 13(g) thereunder. The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by or at the direction of the undersigned to the attorney-in-fact.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 and Schedules 13D and 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Corporation, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys in fact. This Power of Attorney does not revoke any other power of attorney that the undersigned has previously granted. This Power of Attorney may be signed in counterparts.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 11th day of June, 2007.

/s/ Catherine Frazier Joy

CATHERINE FRAZIER JOY